SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                  December 2006

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________


         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-12074, 333-115598, 333-117954,
and 333-127491 and Form S-8 Registration Statement File No. 333-111437.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

     1. RADA Electronic Industries Ltd. Proxy Statement for Extraordinary Meeting to be held January 29, 2007.

     2.   RADA Electronic Industries Ltd. Proxy Card.

                                                                          ITEM 1

                         RADA ELECTRONIC INDUSTRIES LTD.
                            7 Giborei Israel Street,
                              Netanya 42504, Israel

                           --------------------------

                 NOTICE OF EXTRAORDINARY MEETING OF SHAREHOLDERS

                           --------------------------


RADA Electronic Industries Ltd. Shareholders:

                   We cordially invite you to an Extraordinary Meeting of Shareholders. It will be held at 11:00 a.m. on Monday, January 29, 2007 at our offices at 7 Giborei Israel Street, Netanya, Israel, for the following purposes:

                   1. To consider and vote upon the approval of a one (1) share for three (3) shares reverse split of our ordinary shares and an amendment to our Memorandum and Articles of Association to reflect the reverse split; and

                   2. To approve the grant of an option to purchase our ordinary shares to Mr. Herzle Bodinger, the Chairman of our Board of Directors, our President and our Chief Executive Officer.

                   The Board of Directors recommends that you vote in favor of the two proposals which are described in the attached Proxy Statement.

                   Shareholders of record at the close of business on December 22, 2006 are entitled to notice of and to vote at the meeting. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

                                            By Order of the Board of Directors,
                                            /s/ Herzle Bodinger
                                            Herzle Bodinger,
                                            Chairman of the Board of Directors
         Netanya, Israel
         December 27, 2006

                         RADA ELECTRONIC INDUSTRIES LTD.

                            -------------------------

                                 PROXY STATEMENT

                           --------------------------

                      EXTRAORDINARY MEETING OF SHAREHOLDERS


          This statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of RADA Electronic Industries Ltd., to be voted at the Extraordinary Meeting of Shareholders, or the Meeting, to be held on January 29, 2007, and at any adjournment thereof. This Proxy Statement and the enclosed proxy card are being mailed to shareholders on or about December 27, 2006.

Purpose of the Meeting

         It is proposed that at the Meeting the following resolutions be adopted: (i) to consider and vote upon the approval of a one (1) share for three
(3) shares reverse split of our ordinary shares and an amendment to our Memorandum and Articles of Association to reflect the reverse split; and (ii) to approve the grant of an option to purchase our ordinary shares to Mr. Herzle Bodinger, the Chairman of our Board of Directors, our President and our Chief Executive Officer.

Proxy Procedure

          Only holders of record of our ordinary shares, par value of NIS 0.005 per share, as of the close of business on December 22, 2006, are entitled to notice of, and to vote in person or by proxy at, the Meeting.


          Shares eligible to be voted and for which a proxy card is properly signed and returned and actually received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR each proposal for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

          We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

          You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

Quorum and Voting

         As of December 22, 2006, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 26,185,527 ordinary shares. Each ordinary share entitles the holder to one vote.

         The presence of two shareholders, holding at least one third (1/3) of our issued share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

Securities Ownership by Certain Beneficial Owners and Management

         The following table sets forth certain information as of December 22, 2006 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our outstanding ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

                                                             Number of
                                                           Ordinary Shares         Percentage of Outstanding
Name of Beneficial Owner                               Beneficially Owned (1)         Ordinary Shares (2)
------------------------                               ----------------------         -------------------
Howard P.L. Yeung (3)(4)..........................           20,407,861                     59. 2%
Kenneth Yeung (3).................................            1,350,086                      5.2%
Iroquois Capital LLP (5) .........................            1,488,047                      5.4%
Smithfield Fiduciary LLC (6) .....................            1,711,190                      6.2%
Herzle Bodinger ..................................              300,000                      1.1%
Adrian Berg (7)...................................              256,600                      1.0%
Roy Kui Chuen Chan (8)............................              176,600                        *
Ben Zion Gruber (9)...............................              254,082                      1.00%
Michael Letchinger................................                 -                            -
Eli Akavia ......................................                  -                            -
Nurit Mor .......................................                  -                            -
All directors as a group
(7 persons) (10)..................................            1,287,282                      4.9%

------------------------
*        Less than 1%

1. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In addition, ordinary shares relating to options currently exercisable or exercisable within 60 days of the record date are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

2. Based on 26,185,527 ordinary shares issued and outstanding as of December 22, 2006.

3. Of the 20,407,861 ordinary shares, 1,350,086 shares are held by Horsham Enterprises Ltd., a corporation incorporated in the British Virgin Islands. Messrs. Howard P.L. Yeung and his brother Kenneth Yeung are the beneficial owners, in equal shares, of Horsham Enterprises Ltd. Accordingly, Messrs. Yeung may be deemed to be the beneficial owners of the ordinary shares held by Horsham Enterprises Ltd.

4. Includes 8,265,306 ordinary shares issuable upon the exercise of currently exercisable warrants issued to Mr. Howard P.L. Yeung.

5. Includes 218,750 ordinary shares issuable upon currently exercisable warrants at an exercise price of $2.50 per share and 333,333 ordinary shares issuable upon currently exercisable convertible notes that were issued in connection with the private placement of our shares in July 2004. Also includes 630,259 ordinary shares issuable upon currently exercisable warrants at an exercise price of $2.10 per share that were issued in connection with the private placement of our shares in April 2005.

6. Includes 400,000 ordinary shares issuable upon the exercise of currently exercisable warrants at an exercise price of $2.50 per share and 609,524 ordinary shares issuable upon the exercise of currently exercisable convertible notes that were issued in connection with the private placement of our shares in July 2004. Also includes 472,541 ordinary shares issuable upon the exercise of currently exercisable warrants at an exercise price of $2.10 per share that were issued in connection with the private placement of our shares in April 2005.

7. Includes 252,000 ordinary shares subject to currently exercisable options granted under our stock option plan at an exercise price of $1.34 per share. The options expire in September 2013.

8. Includes 172,000 ordinary shares subject to currently exercisable options granted under our stock option plan at an exercise price of $1.34 per share. The options expire in September 2013.

9. Includes 204,082 ordinary shares issuable upon currently exercisable warrants at an exercise price of $2.00 per share that were issued in connection with the private placement of our shares in June 2002 and 50,000 ordinary shares subject to currently exercisable options granted under our stock option plans, at an exercise price of $1.34 per share. Such options expire in September 2013.

10. Includes 204,082 ordinary shares issuable upon the exercise of currently exercisable warrants, at an exercise price of $2 per share that were issued in connection with a private placement of our shares in June 2002. Such warrants expire on June 30, 2007.

    APPROVAL OF A REVERSE SPLIT OF THE ORDINARY SHARES AND AMENDMENTS TO THE
                     MEMORANDUM AND ARTICLES OF ASSOCIATION
                           (Item 1 on the Proxy Card)

         The Board of Directors approved, subject to shareholder approval, a one
(1) share for three (3) shares reverse split of our ordinary shares, which we refer to as the Reverse Stock Split. The Board of Directors further approved amendments to Section 4 of our Memorandum of Association and Article 4 of our Articles of Association reflecting the Reverse Stock Split, so that both provisions will read in their entirety as follows:

         "The share capital of the Company is NIS 245,000, divided into 16,333,333 ordinary shares, par value NIS 0.015 each."

         Promptly after the Reverse Stock Split each holder of record of our ordinary shares will be notified by us in a letter of such Reverse Stock Split and will be requested to surrender his or her share certificate(s) to American Stock Transfer & Trust Company, our transfer agent in the U.S. In exchange every shareholder will be issued share certificate(s) evidencing the number of new ordinary shares that he or she is entitled to as a result of the Reverse Stock Split.

         Shareholders should retain their share certificate(s) until such time as they receive a notice advising of the Reverse Stock Split and a letter of transmittal.

         The Board of Directors believes that the Reverse Stock Split and the corresponding amendments to our Memorandum and Articles of Association are required in order to prevent delisting of our ordinary shares from the NASDAQ Capital Market.

         Pursuant to the current NASDAQ Capital Market listing maintenance requirements, in order to maintain the listing of a company's common stock (ordinary shares in our case), the common stock must have a minimum bid price of $1.00 per share. A company is not in compliance with this requirement if and when the minimum bid price of its common stock drops below $1.00 per share for thirty (30) consecutive days. In such an event, the company will be notified of the commencement of delisting proceedings of its common stock from the NASDAQ Capital Market, unless the stock closes at $1.00 (or more) per share for ten
(10) consecutive days within one hundred and eighty (180) days following the thirty (30) consecutive days with a minimum bid price of less than $1.00. We received a letter dated February 28, 2006 from the NASDAQ Stock Market indicating that our ordinary shares are subject to delisting from the NASDAQ National Market as a result of our shares trading below a minimum bid price of $1.00 for thirty consecutive trading days. The NASDAQ Staff indicated that we have until February 28, 2007 to regain compliance with this requirement.

         The approval of this proposal is intended to enable us to maintain the listing of our ordinary shares on the NASDAQ Capital Market. Without the Reverse Stock Split no assurance can be given that our ordinary shares will trade at a minimum bid price of $1.00 per share for over 10 consecutive business days prior to February 28, 2007 and in such case our ordinary shares will be delisted from the NASDAQ Capital Market. We believe that upon the effectiveness of the Reverse Stock Split we will in a timely manner be able to demonstrate compliance with NASDAQ requirement. However, we cannot assure you that immediately subsequent to the Reverse Stock Split and thereafter the market price of our ordinary shares will be three times the market price prior to the proposed Reverse Stock Split, or that such price will continue to equal or exceed $1.00 per share.

         Following the Reverse Stock Split, we will have an authorized share capital of NIS 245,000 consisting of 16,333,333 ordinary shares, par value NIS
0.015 per share, of which approximately 8,728,509 ordinary shares will be issued and outstanding (assuming no additional share issuances). We will not issue fractional shares. The Reverse Stock Split will not change the relative equity and voting interests of our shareholders and will merely result in each shareholder becoming the holder of one (1) ordinary share for each three (3) ordinary shares held by him or her prior to the Reverse Stock Split.

         Following the Reverse Stock Split, our ordinary shares will continue to be registered under the U.S. Securities Exchange Act of 1934, as amended, and we expect that they will continue to be traded on the NASDAQ Capital Market. We will also remain subject to the reporting requirements of the Securities Exchange Act of 1934.

         It is therefore proposed that at the Meeting the shareholders approve the following special resolution:

                  "RESOLVED, that the Board of Directors is hereby authorized to effect a one (1) share for three (3) shares reverse split of our ordinary shares and that the amendments to Section 4 of our Memorandum of Association and Article 4 of our Articles of Association as previously set forth are hereby adopted and approved."

         The affirmative vote of the holders of 75% of the ordinary shares represented at the Meeting in person or by proxy and voting thereon will be necessary for shareholder approval of the foregoing resolution.

         The Board of Directors recommends that the shareholders vote FOR approval of the aforementioned special resolution.

 APPROVAL OF THE GRANT OF OPTIONS TO THE CHAIRMAN OF OUR BOARD OF DIRECTORS, WHO
              ALSO SERVES AS PRESIDENT AND CHIEF EXECUTIVE OFFICER.
                           (Item 2 on the Proxy Card)

         The Israeli Companies Law requires that the terms of compensation for directors of a public company, such as our company, be approved by the audit committee, board of directors and shareholders, in that order.

         Mr. Herzle Bodinger, has served as our Chairman of our Board of Directors since July 1998. In addition, Mr. Bodinger served as our Chief Executive Officer from June 1998 to July 2001, and assumed this position once again in June 2006. Since July 2001, Mr. Bodinger also serves as our President. For his continuing contributions to the management and development of our company, our Audit Committee and Board of Directors determined, subject to shareholder approval, to compensate him by granting him an option to purchase 250,000 of our ordinary shares before the Reverse Stock Split (83,333 ordinary shares after the Reverse Stock Split), at an exercise price equal to the higher of: (i) the closing price of our ordinary shares in the date of the shareholders approval of the following resolution or (ii) the average closing price of our ordinary shares during the 30 trading days immediately prior to the date of the shareholders approval of the following resolution.

         It is therefore proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that the grant of an option to purchase 250,000 of our ordinary shares to Mr. Herzle Bodinger, the Chairman of our Board of Directors, our President and our Chief Executive Officer be, and hereby is, approved."

         The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

     The Board of Directors recommends a vote FOR the foregoing resolution.


                                            By Order of the Board of Directors,

                                            Elan Sigal
                                            Chief Financial Officer


Dated: December 27, 2006

                                                                          ITEM 2

                       RADA ELECTRONIC INDUSTRIES LIMITED
                             7 GIBOREI ISRAEL STREET
                              NETANYA 42504, ISRAEL


           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

         The undersigned hereby appoint(s) Herzle Bodinger and Sarit Molcho, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.005 per share, of RADA Electronic Industries Limited (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Extraordinary Meeting of Shareholders of the Company to be held on Monday, January 29, 2007 at 11:00 a.m. at the principal offices of the Company, 7 Giborei Israel Street, Netanya 42504, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR THE PROPOSALS SET FORTH ON THE REVERSE.



                (Continued and to be signed on the reverse side)

                    EXTRAORDINARY MEETING OF SHAREHOLDERS OF

                       RADA ELECTRONIC INDUSTRIES LIMITED

                                January 29, 2007

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
      THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL OF THE PROPOSALS.
        PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
          PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------

     1.   To  consider  and vote upon the  approval of a one (1) share for three
          (3) shares reverse split of the Company's ordinary shares and an amendment to its Memorandum and Articles of Association to reflect the reverse split.

          [ ] FOR          [ ] AGAINST          [ ] ABSTAIN

     2 To approve the grant of an option to purchase the Company's ordinary shares to Mr. Herzle Bodinger, the Chairman of the Company's Board of Directors, its President and its Chief Executive Officer.

           [ ] FOR          [ ] AGAINST          [ ] ABSTAIN


     To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]


Signature of Shareholder __________ Date _____
Signature of Shareholder __________ Date _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                   (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: December 28, 2006